UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                        REPORT FOR PERIOD
CSW International, Inc.                                  July 1, 2001 to
Dallas, Texas  75202                                  September 30, 2001


File No.  070-9091                                   PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 26th day of November, 2001.

                                                       CSW Energy, Inc.
                                                CSW International, Inc.


                                                     /s/   Armando Pena
                                                     ------------------
                                                           Armando Pena
                                                              Treasurer

                                                                    Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                               September 30, 2001
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                          $10,180
   Accounts receivable                                                 25,821
   Prepaid expenses                                                     7,597
                                                                   -----------

               Total current assets                                    43,598


Investments In and Advances to Energy Projects                        149,559

Notes Receivable - Affiliate                                           85,045

Other Assets
  Construction in progress and project development costs              329,030
  Property, Plant, and Equipment, net                                  19,698
  Other - net                                                           5,286
                                                                   -----------

               Total other assets                                     354,014
                                                                   -----------

                  Total assets                                       $632,216
                                                                   ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                   $11,829
   Accrued liabilities and other                                       17,850
   Current maturities of long term debt                               200,000
                                                                   -----------

               Total current liabilities                              229,679

Notes Payable - Affiliate                                             135,060

Deferred Income Taxes                                                  40,692

Other                                                                  25,928
                                                                   -----------

               Total liabilities                                      431,359


Minority Interest                                                          62

Shareholder's Equity
   Common stock                                                             1
   Additional paid-in-capital                                         108,139
   Accumulated retained earnings                                       92,655
                                                                   -----------

               Total shareholder's equity                             200,795
                                                                   -----------

                  Total liabilities and shareholder's equity         $632,216
                                                                   ===========

                                                                     Exhibit B

                                  CSW International, Inc.
                                 Consolidated Balance Sheet
September 30, 2001
                                        (Unaudited)
                                          ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                 $ 1,658,664
       General plant                                                   343,017
                                                               ----------------
             Total Electric Plant                                    2,001,681
       Less - Accumulated depreciation                                (712,904)
                                                               ----------------
             Total Fixed Assets                                      1,288,777

Current Assets
       Cash and cash equivalents                                        91,025
       Short-term investments                                           10,698
       Accounts receivable                                             141,022
       Notes receivable                                                 65,187
       Inventories                                                      19,326
       Other current assets                                             64,680
                                                               ----------------
             Total Current Assets                                      391,938

Other Assets
       Goodwill                                                      1,152,731
       Prepaid benefit costs                                            48,799
       Equity investments and other                                    272,233
                                                               ----------------
             Total Other Assets                                      1,473,763

             Total Assets                                          $ 3,154,478
                                                               ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                        $ 1
       Paid-in capital                                                 829,000
       Retained earnings                                               445,590
       Foreign currency translation and other                          (72,379)
                                                              -----------------
                                                                     1,202,212

       Long-term debt                                                  713,776

Current Liabilities
       Accounts payable                                                 82,623
       Advances from affiliates                                         77,821
       Accrued interest payable                                         31,500
       Loan notes                                                       16,155
       Accrued taxes payable                                            95,310
       Customer prepayments                                             41,824
       Current portion of long term debt                               407,589
       Other                                                           184,772
                                                              -----------------
                                                                       937,594
Deferred Credits
       Deferred tax liability                                          280,203
       Other                                                            20,693
                                                              -----------------
             Total Deferred Credits                                    300,896

                                                              -----------------
             Total Capitalization and Liabilities                  $ 3,154,478
                                                              =================

                                                                      Exhibit C


                                          CSW Energy, Inc.
                                        Statements of Income
                           For the Twelve Months Ended September 30, 2001
                                             (Unaudited)
                                              ($000's)



OPERATING REVENUE:
 Electric revenues                                                    $ 39,375
 Equity in Income from energy projects                                  19,355
 Operating and mantenance contract services                             11,946
 Construction contract revenue                                          35,071
 Other                                                                     656
                                                               ----------------
             Total operating revenue                                   106,403


OPERATING EXPENSES:
 Fuel                                                                   36,196
 Operating, maintnance and supplies                                      4,909
 Depreciation and amortization                                           2,493
 Salaries, wages and benefits                                            6,054
 Construction contract expenses                                         42,211
 General and administrative                                             15,483
 Operating and maintenance contract services                             8,078
                                                               ----------------
             Total operating expenses                                  115,424

INCOME FROM OPERATIONS                                                  (9,021)

OTHER INCOME (EXPENSE)
 Interest income                                                        36,021
 Interest expense                                                      (36,649)
 Sale of project ownership interest                                     67,004
 Other, net                                                              3,221
                                                               ----------------
             Total other (expense)                                      69,597

INCOME  BEFORE INCOME TAXES                                             60,576

PROVISION  FOR INCOME TAXES                                             21,296
                                                               ----------------

  Net income                                                          $ 39,280
                                                               ================

                                                                      Exhibit D

                             CSW International, Inc.
                        Consolidated Statement of Income
                 For the Twelve Months Ended September 30, 2001
                                   (Unaudited)
                                    ($000's)


Operating Revenues
     Electric revenues                                           $ 1,204,138
     Other diversified                                               321,585
                                                           ------------------

                                                                   1,525,723

Operating Expenses
     Cost of electric sales                                          744,788
     General and administrative                                      281,829
     Depreciation and amortization                                    97,134
     Other diversified                                               218,321
                                                           ------------------

                                                                   1,342,072
                                                           ------------------

Operating Income                                                     183,651

Other Deductions and (Income)
     Interest expense                                                 96,186
     Interest income                                                 (17,451)
     Unrealized gain on derivatives                                  (23,813)
     Investment income                                               (14,708)
                                                           ------------------

                                                                      40,214
                                                           ------------------

Income Before Income Taxes                                           143,437

Provision for Income Taxes                                            11,053
                                                           ------------------

Net Income                                                         $ 132,384
                                                           ==================


Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2001



                         Associate             Associate                                                               Dollar Amount
                          Company               Company            Receiving           Receiving        Types of        of Services
   Reporting             Providing             Receiving            Company             Company         Services         Provided
    Company              Services               Services             Owner              Location        Rendered         (000's)
-----------------   -------------------   -------------------   ------------------   -------------  -----------------   -----------


CSW Energy, Inc.    Industry and Energy   Eastex Cogeneration     CSW Energy, Inc.        Texas        Engineering            $ 213
                       Associates LLC     Limited Partnership

CSW Energy, Inc.     Diversified Energy   Industry and Energy     CSW Energy, Inc.        Maine       Construction              281
                      Contractors LP          Associates LLC                                           Management
